



VOTE THE **WHITE** PROXY CARD

VS&Co
VICTORIA'S SECRET & CO.

May 11, 2026

Dear Fellow Shareholder,

The Victoria's Secret & Co. ("VS&Co" or the "Company") 2026 Annual Meeting of Stockholders ("Annual Meeting") is scheduled for Thursday, June 11th. ***The Board of Directors needs your support to continue driving the Company's outperformance.***

The Board, working closely with VS&Co's management team, has acted decisively to put the Company on a new trajectory for accelerated growth and has the skills necessary to oversee the continued execution of its Path to Potential strategy.

The Board's decisive actions are repositioning the business for long-term success and creating sustained value for shareholders. Since the Board announced the appointment of CEO Hillary Super, VS&Co has delivered best-in-class operational and financial performance and 152% total shareholder return ("TSR"), significantly outperforming the peer group used by research analysts, the S&P Consumer Discretionary Distribution Retail index, and the S&P 600.[1]

TSR Since Announcement of Hillary Super's Appointment as CEO on Aug. 14, 2024

152%
+159%
+110%
+124%
VS&Co TSR outperformance vs. benchmark
(7%)
42%
28%
Victoria's Secret
Peers Used by Research Analysts
S&P 500 Consumer Discretionary Distribution & Retail Index
S&P 600

Unfortunately, BBRC International Pte Limited ("BBRC") and its Chairman Brett Blundy have launched a proxy contest that risks disrupting the Company's momentum at a critical stage in its transformation.

Over the last four years, the Board has engaged extensively with BBRC and Mr. Blundy, who has been focused primarily on obtaining a seat on the VS&Co Board for himself. On two occasions, the Board carefully evaluated Mr. Blundy as a potential Board member through a robust process led by its Nominating and Governance Committee. After these reviews and repeated opportunities to alleviate the Board's stated concerns, the Board determined that Mr. Blundy's appointment would result in serious reputational, legal, conflict of interest and governance risks to the Company. BBRC then launched a distracting and self-interested proxy contest seeking to oppose the reelection of two members of the Board at the Company's upcoming Annual Meeting.

The Company has filed a supplement to its definitive proxy statement in light of BBRC's proxy contest that outlines the Board's extensive, multi-year engagement with BBRC, as well as other relevant details, including copies of the letters the Board wrote to Mr. Blundy outlining its rationale for rejecting his candidacy.

[1] Source: FactSet as of May 8, 2026, measured against price at close on unaffected date of August 13, 2024, the date before the public announcement of Ms. Super's appointment. Analyst peer group includes peers that at least one analyst references in research reports (from June, 2025) and is comprised of Abercrombie & Fitch, American Eagle, Gap, Urban Outfitters, Levi, Buckle, Carter's, Torrid, Lululemon, Aritzia, Bath & Body Works, Capri, Dillard's, Genesco, J.Jill, Kohl's, Macy's, The Children's Place, Tilly's, Tapestry, Zumiez, H&M, Industria de Diseno Textil and Vera Bradley. The S&P 500 Consumer Discretionary Distribution & Retail Index is a point of comparison referenced by BBRC in its public letter dated May 4, 2026.


> The Board needs your vote "FOR" all of our highly-qualified nominees to ensure the Company can continue the successful execution of its strategy and deliver value for you.

The Board has repositioned the Company for long-term success and has the right strategy to deliver sustainable value creation for shareholders.

The Board announced the appointment of Hillary Super as Chief Executive Officer on August 14, 2024, and has collaborated with Ms. Super to architect the Path to Potential strategy that is now driving significant momentum and creating shareholder value.

Four Pillars of the Path to Potential Strategy






Supercharging our Bra Authority | Recommitting to PINK | Fueling Growth in Beauty | Evolving our Brand Projection and Go-to-Market Strategy

With the Board's support, Ms. Super replaced more than half of the senior leadership team with visionary, creative leaders to execute the Company's transformation. The Board and management's deliberate decisions are driving improved performance across the organization. *As a result, brand momentum is building, our customer file is growing and we are gaining market share.*

VS&Co's Strategy is Creating Outsized Value

FY2025 comparable sales growth **accelerated to 5%**	FY2025 results **exceeded top- and bottom-line guidance**
FY2025 results demonstrated **strength across brands, channels and geographies**	Q4 2025 was our **highest fourth-quarter revenue** since becoming an independent public company
FY2025 adjusted net income **grew 15%**[2]	**283% increase** in median analyst price target since the announcement of CEO appointment[3]

[2] Represents a non-GAAP financial measure. A definition and reconciliation of Adjusted Net Income Attributable to VS&Co (referred to herein as "Adjusted net income") to the most directly comparable GAAP financial measure may be found in our historical earnings releases, copies which are available on our investor relations website at victoriassecretandco.com/investors.

[3] Median of latest analyst research target prices as of May 8, 2026 measured against median of latest analyst research target prices as of August 13, 2024, the date before the public announcement of Ms. Super's appointment.



VS&Co's independent and refreshed Board has the right skills and experience to oversee this transformation.

The Board collectively brings best-in-class capabilities across key skillsets for modern retail companies, including women's intimates, apparel and beauty, strategic planning, brand transformation, marketing, technology and financial experience. The Board consistently evaluates its composition and is committed to ongoing refreshment to ensure it has the correct mix of skills and perspectives to effectively oversee the Company's growth and profitability.

 The Company has added **three new independent directors since 2022 and appointed CEO Hillary Super to the Board in 2024.**

 **80% of the current directors and all of our Committee Chairs are women** who bring deep familiarity with VS&Co's predominantly female customer base, contributing to their oversight of the Company's strategic direction.

The Board's in-depth understanding of the business and its opportunity ahead have enabled it to support CEO Hillary Super in leading VS&Co's significant turnaround.

One of our targeted directors has decided not to stand for re-election due to BBRC's distracting campaign.

In response to BBRC's campaign, director Mariam Naficy has informed the Board that she will not stand for reelection in light of her near-term professional commitments and the time and attention required to engage with BBRC's proxy contest, which BBRC launched after the Company filed its definitive proxy statement. The Board appreciates her service and valuable contributions over the past four years.

The Board is conducting a search for a new director with relevant capabilities to advance the Company's strategic priorities and opportunities, particularly in technology and artificial intelligence. The Company welcomes input from shareholders, including BBRC, related to this search.

The Board and management team remain focused on protecting shareholder interests, driving the momentum of the Path to Potential strategy, and maximizing long-term shareholder value.

Our strategy is working, and the Company is well positioned to continue delivering significant shareholder value. Do not let BBRC's self-interested campaign disrupt the Company's momentum.

The Board needs your support to ensure the continued success of the Path to Potential strategy.

Sincerely,

The Victoria's Secret & Co. Board of Directors


YOUR VOTE IS IMPORTANT.

To ensure your shares are represented at the Annual Meeting,
please submit your vote TODAY: **Use the** WHITE **Proxy Card to Vote**
"FOR" ALL OF VS&CO'S HIGHLY QUALIFIED NOMINEES

If you have any questions or require any assistance with voting
your shares, please call the Company's proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders, please call: (877) 750-0831 (toll free from the U.S. and Canada) or
+1 (412) 232-3651 (from all other countries)

About Victoria's Secret & Co.

Victoria's Secret & Co. (NYSE: VSCO) is a specialty retailer of modern, fashion-inspired collections including signature bras, panties, lingerie, sleepwear, apparel, sport and swim as well as award-winning prestige fragrances and body care. VS&Co is comprised of market leading brands, Victoria's Secret and PINK, that strive to inspire confidence, spark joy and celebrate sexy. Additionally, Adore Me, our digital intimates brand serves women across budgets and lifestyles. We are committed to empowering our more than 30,000 associates across a global footprint of 1,420 retail stores in approximately 70 countries.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements, which may be identified by words such as "estimate," "commit," "will," "target," "forecast," "goal," "project," "plan," "believe," "seek," "strive," "expect," "anticipate," "intend," "continue," "potential" or the negative of these words and any similar expressions, involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future performance. Actual results may differ materially from those expressed or implied in any forward-looking statement.

Factors that could cause actual results to differ include, among others: general economic conditions, inflation, and changes in consumer confidence and consumer spending patterns; market disruptions; uncertainty in the global trade environment, including tariffs and retaliatory measures; our ability to successfully implement our strategic plan; leadership changes and turnover in key positions; our ability to source, produce, distribute and sell merchandise globally, including risks related to geopolitical conflicts, supply chain disruptions (and related pricing impacts), currency fluctuations and labor disputes; fluctuations in freight, product input and energy costs; cybersecurity risks and our ability to maintain data security and privacy; shareholder activism matters; and other risks and uncertainties described in "Item 1A. Risk Factors" in our 2025 Annual Report on Form 10-K filed with the SEC on March 20, 2026.

All forward-looking statements are made only as of the date of this document. Except as may be required by law, we assume no obligation to make publicly available any update or other revisions to any of the forward-looking statements contained in this document.